

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 28, 2017

Rory O'Dare
Chief Executive Officer and Director
Cheval Resources Corporation
1441 Ocean Drive
Vero Beach, FL 32963

> **Re:** **Cheval Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed February 1, 2017**
> **File No. 333-215849**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information and Risk Factors, page 3

1. Please revise to disclose your auditor's going concern qualification in the prospectus summary, and add this concern to your risk titled "No Operating History or Revenue and Minimal Assets" on page 7.

Use of Proceeds, page 11

2. Please disclose your anticipated use of the 10% of offering proceeds that will be released to the company following the achievement of the minimum offering.

Plan of Distribution, page 15

3.   You state that the "fee of the Escrow Agent is $1,500." However, on Page II-1 of your filing, you indicate that the escrow agent's fee is $2,500. Please reconcile your contrasting disclosures.

Interest of Named Experts and Counsel, page 16

4.   In the consent from your independent registered public accounting firm filed as exhibit 23.1, the accounting firm consents to the reference of their firm under the caption "Experts" in the registration statement. Please revise to provide the disclosures required by Item 509 of Regulation S-K as it relates to your independent registered public accounting firm.

Information with Respect to the Registrant, page 17

Description of Business, page 17

5.   You state that you have had no operations to date. However, we observe that in 2011 you filed a "Blank Check" registration statement pursuant to Rule 419 of the Securities Act of 1933 on a Form S-1, file no.333-172954, which was declared effective in August 2011. We also note that your class of securities registered with the Commission was subsequently revoked by order of the Commission pursuant to Section 12(j) of the Securities Exchange Act of 1934 on June 16, 2015, for failure to timely file periodic reports. Please revise your filing to include a description of your business that will allow investors a material understanding of the general development of your business, including the outcome of your prior offering pursuant to the requirements of Rule 419. See Item 101(a) of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

6.   Disclosure under this section indicates that your independent accountant is Peter Messineo, CPA. However, the audit report within your registration statement and the consent included as exhibit 23.1 is signed by Ankit Consulting Services, Inc. Please revise the disclosure to provide the information required by Item 304 of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

7.   Please revise the biography of your sole officer and director to make clear his involvement and directorships with other public companies and to describe his business experiences during the last five years. For example, you disclose that Mr. O'Dare resigned from Puravita Corporation, while elsewhere in your filing you indicate that he still serves as a director of this company. Additionally, it appears Mr. O'Dare is also the

sole officer and director of Modbad Service Corporation, another blank check company. The disclosure that Mr. O'Dare resigned from Cheval Resources Corporation appears erroneous. See Item 401(e) of Regulation S-K.

Cheval Resources Corporation, Balance Sheets, page F-2

8.   We are unable to determine how you arrived at your recorded total stockholder's deficit for 2015 given the amounts presented. Please revise your recorded amount or tell us how you determined this figure.

Exhibit 5.1

9.   As filed, your legal opinion lists the par value of your common stock at $0.01. This appears different from the par value stated in your articles of incorporation and throughout your prospectus of $0.0001. Please have your counsel revise the legal opinion.

10.   We note that you are incorporated in Delaware but that the legality opinion is "limited to the laws of the State of Nevada and federal law." Accordingly, please have counsel revise the legal opinion to opine as to Delaware law. For further guidance, see Section II.B.3.b of Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 10.1

11.   We note that the Escrow Agreement filed with your prospectus does not match the description of the Escrow Agreement listed in your filing. For example, the filed agreement is dated June 23, 2011, is with Evolve Bank & Trust, and contains different terms than those discussed in your prospectus. Please file a copy of your current escrow agreement as required by Rule 419(b)(4) of Regulation C.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or, in his absence, John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff

Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources